UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-39179

Addex Therapeutics Ltd

(Translation of registrant’s name into English)

Chemin des Mines 9

CH-1202 Geneva,

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This disclosure in this Report on Form 6-K under the heading “Registered Direct Offering, Concurrent Private Offering and Warrant Repricing” and Exhibits 4.1, 4.2, 4.3, 4.4, 5.1, 10.1 10.2 and 23.1 hereto, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (disclosure in this Registration No. 333-255089) and Form S-8 (Registration No. 333-255124) of Addex Therapeutics Ltd (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

REGISTERED DIRECT OFFERING, CONCURRENT PRIVATE OFFERING AND WARRANT REPRICING

On April 3, 2023, Addex Therapeutics Ltd (“Addex” or the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”), with a leading healthcare-focused institutional investor (the “Purchaser”), pursuant to which the Company agreed to sell and issue, in a registered direct offering, 7,999,998 shares in the form of 1,333,333 American Depositary Shares (“ADSs”), at a gross purchase price of $0.95 per ADS, which is equivalent to CHF 0.145 per share (the “Registered Offering”). The ADSs were offered by the Company pursuant to an effective shelf registration statement on Form F-3, which was originally filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2021 and was declared effective on April 13, 2021 (File No. 333-255089) (the “Registration Statement”) and a prospectus supplement thereunder.

Pursuant to the Purchase Agreement, in a concurrent private placement, the Company also agreed to sell and issue to the Purchaser unregistered warrants (the “Unregistered Warrants”) to purchase up to 31,578,948 shares in the form of 5,263,158 ADSs as well as unregistered pre-funded warrants to purchase up to 23,578,950 shares in the form of 3,929,825 ADSs (the “Unregistered Pre-Funded Warrants” and together with the Unregistered Warrants, the “Purchase Warrants”) (the “Private Placement” and together with the Registered Offering, the “Offering”). The Unregistered Warrants are exercisable 90 days after the issuance date at an exercise price of $1.00 per ADS and will expire five years from the issuance date. The Unregistered Pre-Funded Warrants have an exercise price of $0.01 per ADS and are exercisable are exercisable 60 days after the issuance date. Pursuant to the terms of Purchase Agreement, we intend to file a registration statement on Form F-1 covering the resale of the ordinary shares underlying the Purchase Warrants (the “Resale Registration Statement). Upon effectiveness of the Resale Registration Statement, the shares underlying the Purchase Warrants will be freely tradeable in the United States. The Offering is expected to close on or about April 5, 2023, subject to customary closing conditions. The aggregate gross proceeds to the Company from the Offering are expected to be $5.0 million, before deducting offering expenses payable by the Company in respect of the offering and the warrant repricing described below.

Addex also entered into warrant repricing transactions with the Purchaser to amend previously issued warrants to reduce the exercise price of such warrants, as well as to amend certain other terms. The amended warrants were originally issued in private placements that closed on December 21, 2021 (“Original 2021 Warrants”) and July 26, 2022 (“Original 2022 Warrants”). The Original 2021 Warrants are currently exercisable at $6.50 per ADS to purchase an aggregate of up to 1,538,462 ADSs. The Original 2022 Warrants are currently exercisable at $1.90 per ADS to purchase an aggregate of up to 2,500,000 ADSs.

By letter agreement, dated April 3, 2023 (the “Letter Agreement”), Addex and the Purchaser agreed to amend the Original 2021 Warrants and Original 2022 Warrants to reduce their exercise price to $1.00 per ADS and certain other amendments (the “Amended Warrants”). The Amended Warrants will not be exercisable until July 5, 2023.

Pursuant to the terms of the Purchase Agreement, the Company agreed (i) not to issue, enter into an agreement to issue or announce the issuance or proposed issuance of any of its ADSs, ordinary shares or ordinary share equivalents, or (ii) file any registration statement or any amendment or supplement thereto, subject to certain exceptions, until the later of (a) 60 days following the closing of this offering and (b) the date the Resale Registration Statement is declared effective by the SEC; provided, however, such restriction shall not extend beyond the date that such shares underlying the Unregistered Pre-Funded Warrants may be sold by the purchaser pursuant to Rule 144 under the Securities Act. In addition, pursuant to the terms of the Purchase Agreement, the Company also agreed that until the 18-month anniversary of the closing of the Offering, upon any issuance by it of ADSs, ordinary shares or ordinary share equivalents to any person other than the Company or any of its subsidiaries for cash consideration, indebtedness or a combination of units thereof, the purchaser in this Offering shall, in the aggregate, have the right to participate in such financing in an amount equal to 50% of the aggregate amount of such subsequent financing, on the same terms, conditions and price provided for in such subsequent financing.

The Purchase Warrants, the shares issuable in the form of ADSs issuable upon exercise of the Purchase Warrants and the Amended Warrants have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the Registration Statement and were instead offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act and/or Rule 506(b) promulgated thereunder. In connection with the Purchaser’s execution of the Purchase Agreement and the Letter Agreement, such Purchaser represented to the Company that it is either an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7), (a)(8), (a)(9), (a)(12) or (a)(13) under the Securities Act or a “qualified institutional buyer” as defined in Rule 144A under the Securities Act.

The foregoing descriptions of the Purchase Agreement, the Letter Agreement, the Purchase Warrants and the Amended Warrants are not complete and are qualified in their entireties by reference to the full text of the Purchase Agreement, the Letter Agreement the form of Unregistered Warrants and the form of Unregistered Pre-Funded Warrants, copies of which are filed herewith as Exhibit 10.1, Exhibit 10.2, Exhibit 4.1,Exhibit 4.2, Exhibit 4.3 and Exhibit 4.4 respectively, to this Report on Form 6-K and are incorporated by reference herein. A copy of the opinion of Homburger AG relating to the legality of the issuance of the ordinary shares underlying the ADSs in the Registered offering is filed herewith as Exhibit 5.1 and is incorporated by reference herein.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any offer, solicitation, or sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrant
4.2	Form of Pre-Funded Warrant
4.3	Form of Amended and Restated 2021 Warrant
4.4	Form of Amended and Restated 2022 Warrant
5.1	Opinion of Homburger AG
10.1	Securities Purchase Agreement, dated April 2, 2023, by and between the Company and the Purchaser
10.2	Letter Agreement, dated April 3, 2023, by and between the Company and the Purchaser
23.1	Consent of Homburger AG (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Addex Therapeutics Ltd
(Registrant)

Date: April 4, 2023	/s/ Tim Dyer
Tim Dyer
Chief Executive Officer

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